

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

August 3, 2016

Glenn J. Rufrano
Chief Executive Officer and President
Cole Office & Industrial REIT (CCIT III), Inc.
2325 East Camelback Road, Suite 1100
Phoenix, Arizona 85016

> **Re: Cole Office & Industrial REIT (CCIT III), Inc.**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed July 18, 2016**
> **File No. 333-209128**

Dear Mr. Rufrano:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 20, 2016 letter.

General

1. We note your revised disclosure in the footnote on the cover page that the amount of selling commissions differs among Class A shares and Class T shares. We further note that the selling commissions on the Class A shares are 7% and the upfront selling commissions and the distribution and stockholder servicing fees payable on the Class T shares equal 7%. Please confirm, and if true, revise to clarify throughout the prospectus that total selling commissions and dealer manager fees on the Class T shares would be approximately 9% (i.e. 5% upfront selling commissions and dealer manager fees plus 4% distribution and stockholder servicing fee) if distribution and stockholder servicing fees were paid in full. In addition, please revise the table on page 1 to clarify that the "0.8%" distribution and stockholder servicing fee is the annual fee or advise.

Estimated Use Of Proceeds, pages 56 – 58

2.   Please revise to disclose how you will consider stockholder servicing fees for purposes of calculating NAV and, specifically, when they will be recognized in that calculation.

Note 4 – Related-Party Arrangements

Offering, page FS-5

3.   We note from your disclosures that stockholder serving fees will by calculated on a daily basis in the amount of 1/365th of 0.8% of the purchase price per share of Class T shares sold in your primary offering and will be paid monthly in arrears. In addition, on a quarterly basis, you record a liability for the estimated future distribution and stockholder service fees for issued Class T shares. Please tell us how your apparent accounting policy for accruing these fees on a quarterly basis complies with GAAP. Refer to paragraph 36 of CON 6.

        You may contact Wilson Lee, Senior Staff Accountant, at (202)-551-3468 at or Robert Telewicz, Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Nicole Collings, Staff Attorney, at (202) 551-6431 or me at (202) 551-3401 with any other questions.

                                            Sincerely,

                                            /s/ Jennifer Gowetski

                                            Jennifer Gowetski
                                            Senior Counsel
                                            Office of Real Estate and
                                            Commodities

cc: Seth K. Weiner
       Morris, Manning & Martin, LLP